Idera Pharmaceuticals, Inc.

505 Eagleview Blvd., Suite 212

Exton, Pennsylvania 19341

June 10, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada Sarmento

Re:	Idera Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed June 2, 2020
File No. 333-238868

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Idera Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:30 p.m. (Washington, D.C. time) on June 11, 2020, or as soon as practicable thereafter.

IDERA PHARMACEUTICALS, INC.

By:	/s/ JOHN J. KIRBY
	Name:	John J. Kirby
	Title:	Chief Financial Officer